UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

Nobility Homes, Inc.

Florida (State or other Jurisdiction of Incorporation)	000-06506 (Commission File Number)	59-1166102 (I.R.S. Employer Identification No.)

3741 S.W. 7th Street

Ocala, Florida 34474

(352) 732-5157

(Principal Executive Office) (Zip Code)

Lynn J. Cramer, Jr.

Treasurer and Principal Accounting Officer

(352) 732-5157

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflicts Minerals Disclosure

This Form SD of Nobility Homes, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2017 to December 31, 2017.

The Company performed a reasonable country of origin inquiry, in which it surveyed suppliers regarding whether the materials or products provided by the suppliers contained cassiterite, columbite-tantalite, wolframite, gold, and the following derivatives, tin, tantalum and tungsten (“Conflict Minerals”), and whether such minerals had been sourced from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”). Most of the responses the Company received indicated that the Conflict Minerals in the suppliers’ components and materials either did not originate from a Covered Country or, due to the uncertainty of certain suppliers, the source country was undeterminable.

During its reasonable country of origin inquiry, the Company determined that the source of some of its necessary Conflict Minerals used in its manufactured homes could not be identified and as a result may have been sourced from a Covered Country and accordingly should be considered DRC conflict undeterminable. The Conflict Minerals Report includes a discussion of the due diligence procedures performed and the disclosures required by the Securities and Exchange Commission.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.nobilityhomes.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Nobility Homes, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NOBILITY HOMES, INC.

Date: May 30, 2018	By:	/s/ Lynn J. Cramer, Jr.
Lynn J. Cramer, Jr.
Treasurer and Principal Accounting Officer